OMB APPROVAL

OMB Number:	3235-0123
Expires:	August 31, 2020

Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 53434

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 AND ENDING 03/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Selalu Partners, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

14 Nutmeg Ridge

(No. and Street)

Ridgefield   CT   06877

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Kinzer   678-525-0992

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.

(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Rd., Ste 240-480   Marietta   GA   30066

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna Anderson Schole _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Selalu Partners, LLC _____ , as

of March 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

Managing Member
_____
Title

 6/15/2020

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Donna Anderson Schole _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Selalu Partners, LLC _____, as

of March 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



Signature

Managing Member

Title

 6/15/2020

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELALU PARTNERS, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
MARCH 31, 2020
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO SEC RULE 17a-5

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Selalu Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Selalu Partners, LLC (the Company) as of March 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Selalu Partners, LLC as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

, CPA, P.C

Marietta, Georgia
June 9, 2020

SELALU PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2020

ASSETS

Cash	$	39,543
Accounts receivable		9,227
Prepaid contract expenses		33,817
Prepaid expenses - other		3,011
Total assets	$	85,598

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	7,769
Unearned revenue		36,000
Total liabilities		43,769

MEMBER'S EQUITY 41,829

Total Liabilities and member's equity	$	85,598

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was organized on July 28, 2000 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a limited purpose broker-dealer whose primary activity is the marketing of funds. As a limited liability company, the Member's liability is limited to its investment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

The Company recognizes revenue from contracts with customers in accordance with ASC 606 *Revenue from Contracts with Customers* which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies performance obligations by transferring control over goods or service to a customer.

The Company earns referral fees that are typically based on a percentage of the management fee earned by their customer, on investor account balances that are referred to the customer by the Company. Since revenue is dependent on the value of a referred investor's account balance at future points in time as well as the length of time the investor remains in certain investments, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the referred account balances and the investor activities are known, which is usually monthly.

For certain agreements the Company receives referral fees that are non-refundable fixed fees paid upon execution of the agreement with the customer. The Company recognizes such revenue monthly over the term of the agreement, as the performance obligation (contacting and

6

introducing appropriate potential investors to its customer) is being satisfied. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specified contract. Referral fees received from customers prior to recognizing revenue are reflected as unearned revenue on the accompanying statement of financial condition.

The Company has recorded an asset for commissions paid to registered representatives for services to be rendered by registered representatives to fulfill certain revenue contracts with its customers. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer. These assets are presented as prepaid contract expenses in the accompanying statement of financial condition. The Company had assets from costs to fulfill contracts with customers of $33,817 at March 31, 2020. During the year ended March 31, 2020, the Company recognized expense of $35,483 in connection with costs to fulfill contracts with customers.

Accounts Receivable
Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The carry amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. No valuation allowance was necessary as of March 31, 2020.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was ($4,226) at March 31, 2020, which was $9,226 less than required net capital of $5,000. The ratio of aggregate indebtedness to net capital at March 31, 2020 was -10.36 to 1.

The Company became aware of the net capital deficiency as of March 31, 2020 on June 9, 2020 as a result of audit adjustments. Management believes the deficiency was resolved on May 15, 2020.

NOTE 3 - INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the Member's income tax returns.

The Company has evaluated all tax positions, including its status as a pass-through entity, and has concluded that the Company has no uncertain tax positions that need to be evaluated under the Income Taxes Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC740"). The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2017.

NOTE 4 - CONCENTRATION OF BUSINESS RISK

During the year ended March 31, 2020 one customer accounted for 46% of total revenue.

NOTE 5 - SUBSEQUENT EVENTS

Events of the Company subsequent to March 31, 2020 have been evaluated through the date the financial statements were issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended March 31, 2020.

NOTE 6 – CONTINGENCY

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial position, cash flows, customer trends, customer payments, and the industry in general. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.